

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 28, 2017

David M. Khani
Chief Financial Officer
CONE Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONE Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Form 8-K filed February 16, 2017**
> **File No. 1-36635**

Dear Mr. Khani:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products